

08003717

82-03138

BAE Systems plc

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 30 June 2008 BAE Systems plc:

(i) had 3,580,334,564 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 55,820,290 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,524,514,274.

The total voting rights figure (of 3,524,514,274) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

30 June 2008

7/11

BAE Systems plc: Transaction in own shares

BAE Systems plc announces that on 30 June 2008 it transferred 69,568 ordinary shares of 2.5p each held in treasury to participants in its SAYE Share Option Scheme at a transfer price of 93 pence per share.

Following the transfer of these shares, BAE Systems plc holds 55,750,722 of its ordinary shares in treasury and has 3,524,583,842 ordinary shares in issue (excluding treasury shares). This figure (3,524,583,842) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in the Company under the Financial Services Authority's Disclosure and Transparency Rules.

1 July 2008